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                                                                     EXHIBIT 3.2


                               CHARTER AMENDMENTS

     Article FOURTH shall be amended in its entirety to read as follows:

          "FOURTH: The total number of shares of stock which the corporation shall have the authority to issue is 60,000,000. Such shares shall be divided into two classes. One such class shall be designated Preferred Stock and shall consist of 10,000,000 shares of par value $.01 per share, and the other class shall be designated Common Stock and shall consist of 50,000,000 shares of par value $1.00 per share.

          The Board of Directors is hereby authorized, subject to limitations prescribed by law and the provisions of this article FOURTH, to issue Preferred Stock in series with such voting powers, full or limited, or no voting powers and such designations, preferences and relative, participating, option or other special rights, with such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of Preferred Stock adopted by the Board of Directors and in a certificate filed pursuant to the applicable law of the State of Delaware setting forth a copy of such resolution or resolutions and the number of shares of Preferred Stock or any series thereof."